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                                                                    EXHIBIT 99.2

            EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE
                              COMPANIES ACT, 1956



In accordance with Section 173(2) of the Companies Act, 1956 the following information is given in respect of special business set out in the Extra-ordinary General Meeting of the Company to be held on 10th January 1999.

The company has proposed to raise a sum currently planned to be approximately US$115 million (including an underwriter's overallotment option of US$ 15 million) by issue of American Depositary Shares in a registered underwritten offering in the United States. The purpose of the offering will be to provide funds to exercise the option held by Satyam Infoway to purchase the 75.5% of IndiaWorld Communications Private Limited that it does not presently own and to provide funds for general corporate purposes. The payment required to exercise the option is approximately US$75 million.

The Indian Companies Act, 1956 gives shareholders the right to subscribe for new shares in proportion to their existing shareholding unless otherwise determined by a special resolution passed by a general meeting of the shareholders. The attached resolution would, if approved, have the effect of waiving the shareholders' subscription rights with respect to the proposed ADS offering.
For approval, this special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. If the special resolution is not approved, the new shares must be first offered to the existing shareholders as of a fixed record date. The offer must include: (1) the right, exercisable by the shareholders of record, to renounce the shares offered in favour of any other person; and (2) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. The Board is authorised under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the company.

The ADRs will be issued to non-residents and others in accordance with the provisions of Indian Law and also the regulations applicable in USA. Hence this special resolution for waiving the pre-emptive rights of the shareholders is required.

The directors recommend the special resolution for your approval.

None of the Directors are interested in the resolution.


                                            By order of the Board
                                          for SATYAM INFOWAY LIMITED



PLACE:SECUNDERBAD                                    V S N Raju
DATE: 20/th/ December 1999                    Asst Company Secretary